Sub-Item 77C: Submission of Matters to a Vote of Security Holders

The Annual Meeting of Stockholders of The Mexico Fund was held on
March 20, 2014 to consider and act upon the proposals below. The following is a report of the votes cast:

Proposal 1: To approve a new Investment Advisory Agreement for the Fund

                      For        Withheld     Abstained    Broker Non-Vote
New Agreement   5,848,815       1,067,528       275,036       1,508,077


Proposal 2: To elect two Directors to serve as Class III Directors for three year terms and until their successors are duly elected and qualify

                              For      Withheld  Broker Non-Vote
Emilio Carrillo Gamboa  8,121,596       577,860        0
Jonathan Davis Arzac    8,322,855       376,602        0